UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: August 30, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS
AND

DISCLOSEABLE TRANSACTION

Reference is made to the announcement of the Company dated 30 August 2013 and the circular of the Company dated 25 September 2013 in relation to, amongst others, the Existing Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into the respective renewed agreements relating to the Existing Continuing Connected Transactions.

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant percentage ratios applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions together with the Annual Caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 5% but be less than 25%, they also constitute discloseable transactions pursuant to the Listing Rules and are accordingly subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China and negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement, annual review and Independent Shareholders’ approval requirements, by virtue of Rule 14A.90 of the Listing Rules.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the relevant services provided by the Eastern Air Finance Entities and the CES Finance Entities for each of the two financial years ended 31 December 2014 and 2015 are minimal and any future transactions that may take place between the Group (on the one hand) and the Eastern Air Finance Entities or the CES Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.76, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements. Should the actual transaction amount exceeds the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

Apart from the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement, as the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under each Renewed Continuing Transaction are expected to be more than 0.1% but less than 5% on an annual basis, such transactions fall within Rule 14A.76 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

With respect to: (i) the transactions relating to the provision of loan and financing services under the Financial Services Renewal Agreement; and (ii) the transactions under the Catering Services Renewal Agreement, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to Independent Shareholders’ approval at the EGM.

A notice of EGM will be despatched on or around 9 September 2016. A circular containing further information in relation to (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps, (ii) the letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice by Octal Capital Limited to the Independent Board Committee and the Independent Shareholders, will be issued by the Company and despatched to its shareholders no later than 21 September 2016, because additional time is required to prepare the information to be inserted in the circular.

A.	RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

Background

Reference is made to the announcement of the Company dated 30 August 2013 and the circular of the Company dated 25 September 2013 in relation to, amongst others, the Existing Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into the respective renewed agreements relating to the Existing Continuing Connected Transactions. These agreements are set out as follows:

Agreements	Counterparties and connected person relationship

1. Property Leasing Renewal Agreement	CEA Holding, which is directly or indirectly interested in approximately 56.38% of the Company’s issued share capital, and is a controlling shareholder of the Company and thus a connected person thereof.

2. Financial Services Renewal Agreement

東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.) (the “ Eastern Air Finance Company”), which is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding.

東航金控有限責任公司 (CES Finance Holding Co., Ltd.) (“CES Finance”), a wholly-owned subsidiary of CEA Holding.

3. Import and Export Services Renewal Agreement (previously known as Import and Export Agency Renewal Agreement)	東方航空進出口有限公司 (Eastern Aviation Import & Export Co., Ltd.) (“Eastern Aviation Import & Export Company ”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.

4. Catering Services Renewal Agreement	東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.) (“Eastern Air Catering Company”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.

Agreements	Counterparties and connected person relationship

5. Complementary Services Renewal Agreement (previously known as Maintenance and Repair Services Renewal Agreement)	東航實業集團有限公司 (CEA Development Co., Ltd.) (“CEA Development”), a wholly- owned subsidiary of CEA Holding.

6. Advertising Services Renewal Agreement	東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.) (“ CEA Media ”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.

Certain charges for the services under the above agreements are determined based on tariffs, if available and applicable, set by the relevant PRC or industry regulatory authorities. Those transactions where the charges are not set by reference to prescribed regulatory tariffs are determined based on commercial negotiations between the parties, in each case on an arm’s length basis. The terms of these transactions are, as currently anticipated, no less favourable than the terms as may be available to the Group from independent third parties and are, in the Directors’ view, fair and reasonable and in the interests of the Company and its shareholders as a whole.

In compliance with the relevant requirements under the Listing Rules, the Company has set maximum annual consideration or values, or annual caps, in respect of each of the Renewed Continuing Connected Transactions. These annual caps are, to the extent appropriate, determined by reference to factors including historical figures and expected future business growth which, in the Directors’ view, are fair and reasonable.

1.	Property Leasing Renewal Agreement

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

Please refer to the paragraphs headed “Property Leasing Renewal Agreement” on pages 4 to 7 of the Company’s announcement dated 30 August 2013 for the background and history of the Existing Property Leasing Agreement.

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding (the “Property Leasing Renewal Agreement ”). Pursuant to the Property Leasing Renewal Agreement, the Company will lease from CEA Holding and its subsidiaries the following properties, for use by the Group in its daily airlines and other business operations:

(a)	altogether 17 land properties owned by CEA Holding in Lanzhou, Gansu, covering an aggregate site area of approximately 234,989 square metres together with a total of 81 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 54,290 square metres;

(b)	altogether 3 land properties owned by CEA Holding in Kunming, Yunnan, covering an aggregate site area of 44,835 square metres together with a total of 24 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 67,992 square metres;

(c)	1 building property, construction, structures and other ancillary facilities owned by CEA Holding in Shijiazhuang, occupying an aggregate floor area of approximately 8,853 square metres;

(d)	a total of 67 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Taiyuan, occupying an aggregate floor area of approximately 45,068 square metres;

(e)	a total of 7 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Shanghai, occupying an aggregate floor area of approximately 13,195 square metres;

(f)	altogether 16 land properties owned by CEA Northwest, covering an aggregate site area of approximately 393,929 square metres together with a total of 115 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 88,440 square metres;

(g)	a total of altogether 33 guest rooms in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square metres located in Shanghai; and

(h)	other land and property facilities owned by CEA Holding as may be leased to the Company from time to time due to the business and operational needs of the Company.

In addition to and on the terms and conditions to be further agreed, the Company shall lease some of the properties legally owned or leased by the Group to subsidiaries of CEA Holding as needed by the subsidiaries of CEA Holding.

Term

The Property Leasing Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2017 to 31 December 2019.

With effect from 1 January 2017, the Existing Property Leasing Agreement will be terminated.

Pricing

Under the Property Leasing Renewal Agreement, the annual rental payable by the Company to CEA Holding and its subsidiaries shall be based on prevailing market rates available from independent third parties under comparable conditions. Such annual rental shall be determined based on arm’s length negotiations after considering factors such as quality of services and the region in which the properties are located, and shall be no less favourable than those offered by CEA Holding and/or its subsidiaries to independent third parties under comparable conditions. Such rental is payable half-yearly in advance. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of property leasing services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services), to ensure that the terms of the Property Leasing Renewal Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

Reasons for and benefits of the transactions

The Group’s civil aviation business comprises businesses previously operated by CEA Northwest and CEA Holding. Accordingly, properties currently held, occupied and/or used by CEA Northwest and CEA Holding associated with their civil aviation businesses shall be leased to the Company, such that the Group will be able to continue to use such properties in its daily airlines and other business operations. The Company therefore entered into the Property Leasing Renewal Agreement which secures the Group its right to use the relevant properties at rentals which are no higher than the prevailing market rates.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Property Leasing Renewal Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures for the rentals paid by the Company in respect of the Existing Property Leasing Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB50,050,000 and RMB52,000,000 respectively.

Annual caps

Taking into account the rise in property rentals in the property leasing market in recent years, the expected continuous rise in the future and the Company’s operational needs, it is expected that the annual rental payable by the Company under the Property Leasing Renewal Agreement will not exceed RMB80,000,000, RMB85,000,000 and RMB90,000,000 for each of the three financial years ending 31 December 2017, 2018 and 2019 respectively.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of transactions regarding leasing of properties by CEA Holding and its subsidiaries to the Company under the Property Leasing Renewal Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

As the transactions regarding leasing of properties by the Company to the subsidiaries of CEA Holding under the Property Leasing Renewal Agreement are expected to be minimal, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.76 of the Listing Rules. Should the actual transaction amount exceeds the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

2.	Financial Services Renewal Agreement

Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China and the China Banking Regulatory Commission. Eastern Air Finance Company is principally engaged in providing financial services to group companies of CEA Holding.

CES Finance is principally engaged in industry investment, real estate investment and development, investment management, corporate property trust management, investment consultant (excluding broker), sales of metal materials, chemical products (excluding hazardous products) and edible agricultural products, import and export of cargo and technology, development of computer software, property management and agency for transportation of cargo.

Please refer to the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 11 of the Company’s announcement dated 30 August 2013 and the Company’s circular dated 25 September 2013, for the background and history of the Existing Financial Services Agreement.

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company and CES Finance, on substantially the same terms, pursuant to which Eastern Air Finance Company and its subsidiaries (each an “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) agreed from time to time provide the Group with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of services such as trust loans, financial guarantees and credit references by the Eastern Air Finance Entities; and (b) the provision of services such as broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed) (the “Financial Services Renewal Agreement”).

Term

The Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2017 to 31 December 2019.

With effect from 1 January 2017, the Existing Financial Services Agreement will be terminated.

Pricing

Under the Financial Services Renewal Agreement:

(a)	The respective Eastern Air Finance Entity shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant rates set by the People’s Bank of China for similar deposits, which are publicly available on the website of the People’s Bank of China. The interest rates shall be negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions;

(b)	The respective Eastern Air Finance Entity shall provide loan and financing services to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China for similar services, which are publicly available on the website of the People’s Bank of China. The interest rates shall be negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions;

(c)	In respect of the provision of all types of other financial services, such as the provision of trust loans, financial guarantees, credit references, broker services for future products (e.g. crude oil, foreign exchange and national debt), the fees and charges payable by the relevant member(s) of the Group to the respective Eastern Air Finance Entity and CES Finance Entity shall be determined by reference to the applicable standard fees and charges, which are publicly available information, as specified by regulatory authorities such as the People’s Bank of China from time to time, and if no such standard fees and/or charges have been specified by any regulatory authorities such as the People’s Bank of China for the particular services, such services shall be provided by the respective Eastern Air Finance Entity and CES Finance Entity on terms no less favourable than terms available from independent third- party commercial banks or broker companies in the PRC, such as Industrial and Commercial Bank of China and China Construction Bank. The fees and charges payable shall be negotiated on arm’s length basis and determined by market principles and by reference to the fees and charges set by independent third-party financial institutions. The fees and charges, together with other details in respect of each specific transaction for the particular services, will then be recorded in separate implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity in the performance of the Financial Services Renewal Agreement;

(d)	The maximum balance of the Group’s deposits in the Eastern Air Finance Entities shall not be more than the maximum outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group; and

(e)	The average daily balance of the Group’s deposits in the Eastern Air Finance Entities in each financial year shall not be more than the average daily outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group in that particular financial year.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group in accordance with the particular circumstances of the utilisation of each service.

In respect of deposit services and loan and financing services, the interests on deposits and the expenses on loans are payable on a quarterly basis. In respect of other financial services, the service fees and charges are payable based on the actual amount incurred of each transaction as specified in the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity. The payment terms are in line with market practice.

With regard to the deposit services, Eastern Air Finance Entity will inform the Company’s finance department the relevant rates set by the People’s Bank of China for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entities, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by the Eastern Air Finance Entities and other third-party banks or financial institutions in making its choice of service provider. With regard to the deposit services and loan and financing services, the Company’s finance department will check the relevant rates set by the People’s Bank of China for similar services and compare with the rates provided by at least two other independent third-party commercial banks or financial institutions when deposit services and loans and financing services are needed by the Group.

To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entity, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the balance of the Group’s deposits in the Eastern Air Finance Entities and the balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the People’s Bank of China for similar deposits and loan and financing services and the policy promulgated by the People’s Bank of China to ensure that each transaction is conducted in accordance with the pricing policy above under the Financial Services Renewal Agreement.

In respect of other financial services, the Company’s finance department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by independent third-party commercial banks or broker companies in the PRC and compare with the fees and charges provided by Eastern Air Finance Entity and CES Finance Entity in accordance with the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity to ensure the service fees and charges will be no less favourable to the Company than terms available from other commercial banks and broker companies. Moving forward, the Company expects to obtain at least two or more offers before deciding to choose the Eastern Air Finance Entity, the CES Finance Entity or other commercial bank or financial institution as service provider.

Reasons for and benefits of the transaction

Through the long-term cooperation between the Group and Eastern Air Finance Entities in respect of deposit services and loan and financing services, the transactions under the Financial Services Renewal Agreement will satisfy the business needs of the Company, strengthen the centralized management and effectiveness in the utilisation of the Company’s funds and ensure effective development of the Company’s business. Under the Financial Services Renewal Agreement, (i) the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are no less favourable than the relevant rates set by the People’s Bank of China, resulting in an increase in the Company’s capital gain; (ii) the Group will be able to obtain loans and financing from the respective Eastern Air Finance Entity with priority at interest rates not higher than the relevant rates set by the People’s Bank of China, the Company can obtain funds promptly and effectively and the financial expenses will be reduced. The loan extension cycle of CES Finance Entities is short, therefore loans can be extended in one day; and (iii) Eastern Air Finance Company, which provides the services of fund clearing platform to the Company, helps to strengthen the centralized management of funds and reduce the transit time of funds.

Further, the Company may withdraw the whole or part of its deposits placed with Eastern Air Finance Company at any time to ascertain the safety and liquidity of such deposits. The ownership of such deposits remains with the Group and does not pass to the Eastern Air Finance Entities. In addition, the rules and regulations promulgated by China Banking Regulatory Commission to regulate the activities of non-bank finance companies, including Eastern Air Finance Company, and the internal policies of the Company further monitor and safeguard the Group’s deposits in the Eastern Air Finance Entities. The Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cash flow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party financial institutions.

Accordingly,

(a)	With regard to the transactions relating to the provision of loan and financing services and “other financial services” under the Financial Services Renewal Agreement, the Directors (including the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

(b)	With regard to the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement, the Directors (excluding, at present, the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole. As such transactions will be subject to Independent Shareholders’ approval at the EGM, the independent non- executive Directors shall establish the Independent Board Committee to advise the Independent Shareholders in respect of such transactions via the circular to be issued by the Company and despatched to its shareholders no later than 21 September 2016 in accordance with the Listing Rules.

Historical figures

The historical maximum daily outstanding balance of the deposit services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB5,151,900,000 and RMB3,869,390,000 respectively. The historical maximum daily outstanding balance of the loan and financing services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB700,000,000 and RMB1,000,000,000 respectively. In respect of the provision of the “other financial services” under the Existing Financial Services Agreement, the fees and charges paid for such transactions for each of the two financial years ended 31 December 2014 and 2015 are minimal. Accordingly, pursuant to Rule 14A.76, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements.

Annual caps

The proposed Annual Caps for deposit services pursuant to the Financial Services Renewal Agreement are mainly based on the fact that: (i) the Group’s cash flow and cash needs are expected to continue to increase as a result of the anticipated growth and expansion of the fleet size of the Group; (ii) considering the Group’s increased use of financing instruments, such as super short-term commercial paper, medium-term notes and bonds, it is expected that following the continuous expansion of scale of financing of the Group in the following three years, there will be an increase in cash flow and thus an increase in the demand for deposits in the short-term and (iii) in order to improve capital efficiency, the Group has further strengthened the centralized management of its funds, which results in an increase in cash flow of the Group. With the growing business scale of the Company, continuous enhancement of its capital management capability and further strengthening of its efforts in centralized capital management, the demand for deposits will increase.

The Group intends to centralise capital management through the Eastern Air Finance Entities in order to improve the Group’s capital efficiency.

The PRC economy and the domestic and overseas air transportation market are anticipated to continue to grow in the near future. Accordingly, it is expected that the volume of the Group’s cash flow and cash needs will increase.

Having considered the historical figures and taking account of the circumstances mentioned above, the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement are not expected to exceed RMB10,000,000,000, RMB11,500,000,000 and RMB13,000,000,000 for each of the three financial years ending 31 December 2017, 2018 and 2019, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected financial arrangements with the Eastern Air Finance Entities in the future.

Listing Rules implications

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant percentage ratios applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions together with the Annual Caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 5% but be less than

25%, they also constitute discloseable transactions pursuant to the Listing Rules and are accordingly subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China and negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement, annual review and Independent Shareholders’ approval requirements, by virtue of Rule 14A.90 of the Listing Rules.

However, with respect to the provision of loan and financing services, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to Independent Shareholders’ approval at the EGM.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the relevant services provided by the Eastern Air Finance Entities and the CES Finance Entities for each of the two financial years ended 31 December 2014 and 2015 are minimal and any future transactions that may take place between the Group (on the one hand) and the Eastern Air Finance Entities or the CES Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.76, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements. Should the actual transaction amount exceeds the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

3.	Import and Export Services Renewal Agreement (previously known as Importand Export Agency Renewal Agreement)

Eastern Aviation Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

Please refer to the paragraphs headed “Import and Export Agency Renewal Agreement” on pages 11 to 14 of the Company’s announcement dated 30 August 2013 for the background and history of the Existing Import and Export Agency Agreement.

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Import and Export Agency Agreement with Eastern Aviation Import & Export Company, pursuant to which Eastern Aviation Import & Export Company and its subsidiaries (each an “Eastern Aviation Import & Export Entity” and collectively the “Eastern Aviation Import & Export Entities”) will from time to time provide the Group with a range of import and export services including: (i) agency services for the import and export of goods, including aircraft and related raw materials, accessories, machinery and equipment, together with related insurance and financial services, required in the daily airlines operations and civil aviation business of the Group; (ii) the provision of transportation services as required by the Group in the conduct of foreign trade; and (iii) provision of aircraft on-board supplies (the “Import and Export Services Renewal Agreement”).

Term

The Import and Export Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2017 to 31 December 2019.

With effect from 1 January 2017, the Existing Import and Export Agency Agreement will be terminated.

Pricing

Under the Import and Export Services Renewal Agreement:

(a)	The commissions and expenses charged by the respective Eastern Aviation Import & Export Entity for the provision of import and export agency services to the Group shall be determined by reference to “Standard Commissions and Expenses for Import and Export Agency Projects” (進出口項目代理佣金收費依據及費率表), and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to any other third parties under comparable conditions;

(b)	The fees charged by the respective Eastern Aviation Import & Export Entity for the provision of transportation services shall be based on prevailing market rates available from independent third parties under comparable conditions. Such fees shall be determined based on arm’s length negotiations and the seasonal needs for the relevant service, and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties under comparable conditions. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services); and

(c)	The fees charged by the respective Eastern Aviation Import & Export Entity for the provision of aircraft on-board supplies shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such fees shall be determined based on arm’s length negotiations after considering factors such as costs of labour and raw materials, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties under comparable conditions. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of aircraft on-board supplies (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

As the Import and Export Services Renewal Agreement is a master agency agreement in nature, its payment terms are case specific, depending on the underlying operative agreement.

Reasons for and benefits of the transaction

Eastern Aviation Import & Export Company is a PRC qualified company, licensed and experienced in providing import and export agency services in respect of aircraft and related aviation equipment and materials in the PRC. Compared with the few other independent third-party service providers in the market, through its cooperation with the Group for many years, the Eastern Aviation Import & Export Entities have secured a better understanding of the Group’s operations, as is evident from the proven track record they have attained. Accordingly, the Directors believe that the Eastern Aviation Import & Export Entities will be able to deliver various timely services of export-import trade to accommodate the operating needs of the Group, catering for its day-to-day business and administrative schedule. The Group will be able to benefit from, as is believed, better organised, efficient and cost-effective import and export services, at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Import and Export Services Renewal Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total commissions and expenses paid by the Group in respect of the Existing Import and Export Agency Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB119,950,000 and RMB119,290,000 respectively.

Annual caps

Based on the historical figures above, and taking into account factors such as the anticipated continuous expansion and development of the Group’s business and fleet size, the change of mode of procurement of China Eastern Airlines Technology Co., Ltd. (東方航空技術有限公司) which results in an increase in import and export fees, Eastern Aviation Import & Export Company’s plan to set up aviation equipment bonded warehouses, the Group’s expansion of scope of procurement, the increase in the Group’s demand for high-end aircraft on-board supplies and the expansion of the scope of services provided under the Import and Export Services Renewal Agreement, the total amounts of commissions and expenses payable by the Company to the Eastern Aviation Import & Export Entities under the Import and Export Services Renewal Agreement for the three financial years ending 31 December 2017, 2018 and 2019 are not expected to exceed RMB430,000,000, RMB490,000,000 and RMB570,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Import and Export Services Renewal Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

4.	Catering Services Renewal Agreement

Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai.

Please refer to the paragraphs headed “Catering Services Renewal Agreement” on pages 14 to 16 of the Company’s announcement dated 30 August 2013 and the Company’s circular dated 25 September 2013 for the background and history of the Existing Catering Services Agreement.

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with Eastern Air Catering Company, pursuant to which Eastern Air Catering Company and its subsidiaries (each an “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities ”) will from time to time provide the Group with catering services (including the supply of meals and beverages, cutlery and tableware) and related storage and complementary services required in the day-to-day airline and ground operation of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs of the Group (the “Catering Services Renewal Agreement”).

Term

The Catering Services Renewal Agreement will be effective for a term of 3 years, commencing from 1 January 2017 to 31 December 2019.

With effect from 1 January 2017, the Existing Catering Services Agreement will be terminated.

Pricing

Under the Catering Services Renewal Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as costs of raw materials and labour, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. Such service fees are payable monthly in arrears in accordance with the particular circumstances of utilisation of the services, within 90 days of the receipt of invoices issued by the respective Eastern Air Catering Entity. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of in-flight catering services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Reasons for and benefits of the transaction

Each Eastern Air Catering Entity is a company specialised in the provision of catering and related services for airline companies, and has local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai, covering the focal operating areas of the Group’s airlines and aviation business. The Eastern Air Catering Entities have been providing catering services to the Group and have a good understanding of the Group’s culture and operation. The Eastern Air Catering Entities, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day airline and ground operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Catering Services Renewal Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB851,140,000 and RMB1,127,190,000 respectively.

Annual caps

Based on factors such as the historical figures, the expected expansion and development of the Group’s business and fleet structure, increase in flights, travellers and demand for in-flight catering services, increase in the number of ground VIP lounges and increase in the quality of in-flight and ground catering services, the total amounts of service fees payable by the Company to the Eastern Air Catering Entities under the Catering Services Renewal Agreement for the three financial years ending 31 December 2017, 2018 and 2019 are not expected to exceed RMB1,450,000,000, RMB1,650,000,000 and RMB1,900,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Catering Services Renewal Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules. However, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to Independent Shareholders’ approval at the EGM.

5.	Complementary Services Renewal Agreement (previously known as Maintenance and Repair Services Renewal Agreement)

CEA Development is principally engaged in the business of providing textiles, handicrafts, metal materials, construction materials, chemical materials, general equipment, electrical equipment, groceries, ground equipment maintenance, labor services, communication network equipment engineering, hotel management, property management and leasing of housing.

Please refer to the paragraphs headed “Maintenance and Repair Services Renewal Agreement” on pages 18 to 20 of the Company’s announcement dated 30 August 2013 for the background and history of the Existing Maintenance and Repair Services Agreement.

Due to a corporate reorganisation within CEA Holding, CEA Property Co., Ltd. (上海東方航空物業有限公司) and Eastern Air Tourism Group Co., Ltd. (東航旅業(集團)有限公司) were merged into CEA Development. Therefore, the scope of the transactions between the Company and CEA Development has changed.

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Maintenance and Repair Services Agreement with CEA Development, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide the Group with a range of services including: (i) supply of equipment and materials and provision of maintenance and repair services to the Company’s automobiles and equipment; (ii) provision of property management services; (iii) provision of hotel accommodation services; and (iv) other complementary aviation services (the “Complementary Services Renewal Agreement”).

Term

The Complementary Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2017 to 31 December 2019.

With effect from 1 January 2017, the Existing Maintenance and Repair Services Agreement will be terminated.

Pricing

Under the Complementary Services Renewal Agreement, the service fees in relation to the provision of the above services and the purchase price in relation to supply of equipment and materials payable to the respective CEA Development Entity shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees and purchase price shall be determined based on arm’s length negotiations after considering factors such as costs of labour and maintenance of equipment, location of warehouses, the quality, scope and type of property management services, quality of accommodation, catering and hotel management services, location of hotels, cost of raw materials and the specific needs of the Company and the seasonal needs of the relevant industries (as relevant), and shall be no less favourable than those offered by the respective CEA Development Entity to independent third parties. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of the relevant services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

The fees incurred in the supply and provision of maintenance and repair services are payable quarterly in arrears in accordance with the particular circumstances of quantity of consumption and utilisation of the services. The service fees for the provision of property management services are payable quarterly within a specified time as agreed between the parties. The service fees for the provision of hotel accommodation services are payable monthly in arrears in accordance with the particular circumstances of utilisation of the services within a specified time as agreed between the parties. The service fees for the provision of other complementary aviation services are payable by the Group in accordance with the particular circumstances of the utilisation of each service.

Reasons for and benefits of the transaction

The Directors believe that it is in the best interest of the Group to procure the required services and the supply of equipment and materials from the CEA Development Entities considering that the CEA Development Entities have special strengths that independent third-party service or other providers generally do not possess. Such strengths include aviation industry expertise, knowledge and qualification of the CEA Development Entities to meet the demand of certain types of work, its track record of quality and timely service provided to the Group, its familiarity with the needs of the Group and its convenient location (in the vicinity of certain local sites of the Group) enabling it to offer quick services and convenient accommodation services.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Complementary Services Renewal Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total amounts paid by the Group in respect of the Existing Maintenance and Repair Services Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB141,860,000 and RMB109,630,000 respectively.

Annual caps

Based on such historical figures, and factors such as the expected expansion and development of the Group’s business, the increase in the number of flights, the management and implementation plan and quality of services in respect of the relevant properties, the demand for accommodation and catering services, labour costs and the expansion of the scope of services provided under the Complementary Services Renewal Agreement (for instance, both the office building in the western area of Hongqiao Airport and China Eastern Airlines Application Development Center will commence operation in 2017), the total amounts payable by the Company to CEA Development Entities under the Complementary Services Renewal Agreement for the three financial years ending 31 December 2017, 2018 and 2019 are not expected to exceed RMB560,000,000, RMB690,000,000 and RMB810,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Complementary Services Renewal Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

6.	Advertising Services Renewal Agreement

CEA Media is a company principally engaged in the businesses of multi-media advertising operations, including advertising design and production, and organising promotional functions and campaigns.

Please refer to the paragraphs headed “Advertising Services Renewal Agreement” on pages 20 to 22 of the Company’s announcement dated 30 August 2013 for the background and history of the Existing Advertising Services Agreement.

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with CEA Media on substantially the same terms, pursuant to which CEA Media and its subsidiaries (each a “CEA Media Entity” and collectively the “CEA Media Entities”) will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry (the “Advertising Services Renewal Agreement”).

Term

The Advertising Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2017 to 31 December 2019.

With effect from 1 January 2017, the Existing Advertising Services Agreement will be terminated.

Pricing

Under the Advertising Services Renewal Agreement, the service fees payable to the respective CEA Media Entity for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as quality of service and specific needs of the Company, and shall be no less favourable than those offered by the respective CEA Media Entity to independent third parties. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of advertising services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

At the beginning of each calendar year, the Company will pay the CEA Media Entities a lump sum representing its budgeted advertising expenses for that year, and the CEA Media Entities shall accordingly structure and carry out their advertising functions for the Group, and shall offset their service fees from that sum deposited by the Company on a quarterly basis in arrears.

Reasons for and benefits of the transaction

Advertising businesses are not the core competencies of the Group while the CEA Media Entities are experienced in advertising operations and have a proven track record with an extensive network of advertising sponsors to draw upon. In addition, compared with other independent third-party service providers, CEA Media has, through its cooperation with the Group for many years, secured a better understanding of the Group’s culture and operations, and thus the advertising functions procured by the CEA Media Entities for the Group would better fit and cater to its public relations and marketing strategies. Further, the advertising functions of all members within the Group will be centrally organised by the CEA Media Entities, which will, as is believed, be better managed and cost-effective.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Advertising Services Renewal Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Advertising Services Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB4,760,000 and RMB23,750,000 respectively.

Annual caps

Based on such historical figures, and factors such as the expected expansion and development of the Group’s business, the Group will increase its investments in advertisements, and the total amounts of service fees payable by the Company to the CEA Media Entities under the Advertising Services Renewal Agreement for the three financial years ending 31 December 2017, 2018 and 2019 are not expected to exceed RMB75,000,000, RMB80,000,000 and RMB85,000,000, respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Advertising Services Renewal Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

B.	SUMMARY OF THE RENEWED CONTINUING CONNECTED TRANSACTIONS AND THE ASSOCIATED ANNUAL CAPS

We set out below the associated annual caps for the three financial years ending 31 December 2017, 2018 and 2019 in respect of each of the Renewed Continuing Connected Transactions:

	Agreement and transactions	Annual caps for the financial year ending (RMB)
	thereunder	31 December 2017		31 December 2018		31 December 2019

1.	Property Leasing Renewal Agreement	RMB	80,000,000	RMB	85,000,000	RMB	90,000,000
2.	Financial Services Renewal Agreement# – deposit services*	RMB	10,000,000,000	RMB	11,500,000,000	RMB	13,000,000,000
3.	Import and Export Services Renewal Agreement	RMB	430,000,000	RMB	490,000,000	RMB	570,000,000
4.	Catering Services Renewal Agreement#	RMB	1,450,000,000	RMB	1,650,000,000	RMB	1,900,000,000
5.	Complementary Services Renewal Agreement	RMB	560,000,000	RMB	690,000,000	RMB	810,000,000
6.	Advertising Services Renewal Agreement	RMB	75,000,000	RMB	80,000,000	RMB	85,000,000

*	the deposit services provided under the Financial Services Renewal Agreement constitute continuing connected transactions which require Independent Shareholders’ approval at the EGM under the Listing Rules

#	the deposit, loan and financing services under the Financial Services Renewal Agreement and the Catering Services Renewal Agreement are subject to Independent Shareholders’ approval at the EGM pursuant to the Shanghai Listing Rules.

C.	IMPLICATIONS UNDER THE LISTING RULES

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

Please refer to each of the sections headed “Listing Rules implications” under the description of each Renewed Continuing Connected Transaction above for an analysis of the implications under the Listing Rules for each Renewed Continuing Connected Transaction.

With respect to: (i) the transactions relating to the provision of loan and financing services under the Financial Services Renewal Agreement; and (ii) the transactions under the Catering Services Renewal Agreement, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions and their respective associated annual caps will be subject to Independent Shareholders’ approval at the EGM.

Based on the information described above, the Board (in respect of the provision of deposit services under the Financial Services Renewal Agreement, excluding the independent non-executive Directors) is of the view that the Renewed Continuing Connected Transactions are on normal commercial terms, in the ordinary course of business, fair and reasonable and in the interests of the Group and the Company’s shareholders as a whole.

Mr. Liu Shaoyong (a Director and chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of senior management of CEA Holding, which may be regarded as having a material interest in the Renewed Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the Renewed Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Renewed Continuing Connected Transactions.

D.	GENERAL INFORMATION

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company representing in aggregate approximately 56.38% of the issued share capital of the Company. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps which will be taken on a poll as required under Rule 14A.36 of the Listing Rules. Pursuant to the relevant provisions of the Shanghai Listing Rules, CEA Holding and its associate(s) (if any) will also at the EGM abstain from voting on the ordinary resolutions approving:

(i) the transactions relating to the loan and financing services under the Financial Services Renewal Agreement and (ii) the transactions under the Catering Services Renewal Agreement.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated Annual Caps. Octal Capital Limited, a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising in corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

A notice of EGM will be despatched on or around 9 September 2016. A circular containing further information in relation to (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps, (ii) the letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice by Octal Capital Limited to the Independent Board Committee and the Independent Shareholders, will be issued by the Company and despatched to its shareholders no later than 21 September 2016, because additional time is required to prepare the information to be inserted in the circular.

E.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Advertising Services Renewal Agreement”	has the meaning set out under the section headed “Advertising Services Renewal Agreement” in this announcement;

“Annual Caps”	means the proposed annual caps for deposit services provided by the Eastern Air Finance Entities to the Group pursuant to the Financial Services Renewal Agreement for each of the three years ending 31 December 2017, 2018 and 2019, respectively, which is subject to Independent Shareholders’ approval at the EGM;

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	means the board of Directors;

“Catering Services Renewal Agreement”	has the meaning set out under the section headed “ Catering Services Renewal Agreement ” in this announcement;

“CEA Development”	means 東航實業集團有限公司 (CEA Development Co., Ltd.);

“CEA Development Entities”	means each of CEA Development and its subsidiaries;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital at the date of this announcement;

“CEA Holding Group”	means CEA Holding and its subsidiaries;

“CEA Media”	means 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.);

“CEA Media Entities”	means CEA Media and its subsidiaries;

“CEA Northwest”	means 中國東方航空西北公司 (China Eastern Air Northwest Company), a company wholly-owned by CEA Holding;

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Ltd.), a wholly-owned subsidiary of CEA Holding;

“CES Finance Entities”	means each of CES Finance and its subsidiaries;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Complementary Services Renewal Agreement”	has the meaning set out under the section headed “Complementary Services Renewal Agreement” in this announcement;

“connected person”	has the meaning ascribed to it under the Listing Rules;

“Directors”	means the directors of the Company;

“Eastern Air Catering Entities”	東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.);

“Eastern Air Catering Entities”	means each of Eastern Air Catering Company and its subsidiaries;

“Eastern Air Finance Company”	東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.);

“Eastern Air Finance Entities”	means each of Eastern Air Finance Company and its subsidiaries;

“Eastern Aviation Import & Export Company”	東方航空進出口有限公司 (Eastern Aviation Import & Export Co., Ltd.);

“Eastern Aviation Import & Export Entities”	means Eastern Aviation Import & Export Company and its subsidiaries;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Financial Services Renewal Agreement and the Annual Caps;

“Existing Advertising Services Agreement”	means the advertising services agreement dated 30 August 2013 entered into between Eastern Aviation Advertising Company Limited (東方航空傳媒有限公司) (currently known as CEA Media) and the Company;

“Existing Catering Services Agreement”	means the catering services agreement dated 30 August 2013 entered into between the Eastern Air Catering Company and the Company;

“Existing Continuing Connected Transactions”	means the existing continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the announcement of the Company dated 30 August 2013 and the circular of the Company dated 25 September 2013;

“Existing Financial Services Agreement”	means the financial services agreement dated 30 August 2013, entered into between the Eastern Air Finance Company, CES Finance and the Company;

“Existing Import and Export Agency Agreement”	means the import and export agency agreement dated 30 August 2013 entered into between Eastern Aviation Import & Export Company and the Company;

“Existing Maintenance and Repair Services Agreement”	means the maintenance and repair services agreement dated 30 August 2013 entered into between CEA Development Co. ( 上海東方航空實業有限公司 ) (currently known as CEA Development) and the Company;

“Existing Property Leasing Agreement”	means the property leasing agreement dated 30 August 2013 entered into between CEA Holding and the Company;

“Financial Services Renewal Agreement”	has the meaning set out under the section headed “ Financial Services Renewal Agreement ” in this announcement;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Import and Export Services Renewal Agreement”	has the meaning set out under the section headed “Import and Export Services Renewal Agreement” in this announcement;

“Independent Board Committee”	means the board committee, comprising the independent non-executive Directors, to be established for the purpose of consider the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the Annual Caps, and advising the Independent Shareholders on the same;

“Independent Shareholders”	means shareholders of the Company, other than CEA Holding and its associate(s), if any;

“Listing Rules”	means the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Property Leasing Renewal Agreement”	has the meaning set out under the section headed “ Property Leasing Renewal Agreement ” in this announcement;

“Renewed Continuing Connected Transactions”	means the Property Leasing Renewal Agreement, the Financial Services Renewal Agreement, the Import and Export Services Renewal Agreement, the Catering Services Renewal Agreement, the Complementary Services Renewal Agreement and the Advertising Services Renewal Agreement;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“Shanghai Listing Rules”	means the 上海證券交易所股票上市規則 (Rules Governing Listing of Stocks on Shanghai Stock Exchange);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“%”	means per cent.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
30 August 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).